July 14, 2008

VIA EDGAR AND FACSIMILE (202) 772-9205

Division of Corporate Finance

Mail Stop 6010

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Ms. Jessica Plowgian, Attorney-Advisor

Re:

Datone, Inc. (the “Company”)

Amendment No. 1 to

Registration Statement on Form 10-SB

Filed February 1, 2008

File No. 000-53075

Dear Ms. Plowgian:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated February 27, 2008, addressed to Mr. Craig Burton, the Company’s Chief Executive Officer, with respect to the Company’s filing of Form 10-SB.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter. In view of the Comments and the Company’s responses set forth below, the Company has amended the registration statement accordingly. Where applicable, the revised pages or sections of the Amendment No. 1 to Form 10 have been referenced.  The Company has completed its audit for the year ended December 31, 2007 and accordingly, these financial statements have been included in the Amendment No. 1 to Form 10. In addition the Company is including its unaudited financial statements for the quarter ended March 31, 2008 and March 31, 2007.

General

1.

Please confirm in your response letter that you have given notice of the dividend distribution to FINRA in accordance with Rule l0b-17.

Response:

We confirm that notice was given to FINRA in accordance with Rule 10b-17 on March 11, 2008.  Pursuant to such notice, an announcement of the Spinoff was made by FINRA on the Dividends Daily List on March 11, 2008.

2.

Update your financial information to reflect your audited financial statements for the year ended December 31, 2007. Also, update your non-financial information as appropriate (e.g. executive compensation information).

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax

www.srff.com

Response:

The financial information has been amended to reflect the Company’s audited financial statements for the year ended December 31, 2007 as well as the Company unaudited financial statements for the quarter ended March 31, 2008.  The Company has also updated its non-financial information as appropriate in its registration statement.  Please see revisions.

Explanatory Note, page 2

3.

Explain why the spin-off was delayed and clarify whether all the conditions to the spin-off will be fulfilled upon the dissemination of the information statement.

Response:

The Company was unable to effect the Spinoff because it was unable to complete the audit of the Company’s financials on a timely basis.  All the conditions for the Spinoff will be fulfilled on dissemination of the information statement.

Summary of Distribution, page 4

4.

Explain how odd lot holdings (i.e., holdings not evenly divisible by 10) will be handled in the distribution.

Response:

The Company will not be issuing fractional shares of common stock offering  nor will it pay cash in lieu of  fractional  rights.  Instead, shareholders will receive whole number of shares by rounding up to the next whole number for odd lot holders.  Please see revisions in the information statement.

Management’s Discussion and Analysis, page 11

5.

Provide more detailed analysis regarding the causes for the material changes in your financial conditions as well as management’s assessment of whether such changes will continue in the future. For example, (i) explain why salaries, payroll taxes and insurance expenses decreased significantly (page 13), (ii) explain why the number of payphones has decreased significantly and indicate whether management anticipates that such decrease will continue (page 13); and (iii) explain how your strategy of removing unprofitable payphones has impacted and will continue to impact revenue, commissions and telecommunication costs (page 12).

Response:

Please see the Company’s revisions in response to your points raised.

6.

Discuss management’s plans for the business going forward.

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Response:

Management’s plan is to continue looking out for ideal locations with high traffic to install its payphones.

7.

For each period presented, quantify the number of payphones privately owned and company owned. Clarify whether you only receive service and repair revenue from privately owned payphones and whether the privately owned phones solely represent unprofitable phones that you previously sold to site owners.

Response:

Noted.  We have quantified the numbers of privately owned and company owned payhones for each period. We only receive service revenue for company owned payphones. The privately owned phones we only receive repair revenue on them. Some privately owned phones represent unprofitable locations that we previously owned but not all of them.  Please see revisions to the information statement.

8.

Discuss management’s assessment of the uncertainty regarding your ability to continue as a going concern as noted in Note 7 to your financial statements.

Response:

Management’s Discussion and Analysis has been revised to include the disclosure of management’s assessment of the Company’s ability to continue as a going concern as follows:

“The Company has sustained substantial operating losses in recent years.  The Company has a current ratio of .098 for the year ended December 31, 2007, and has a deficit in stockholders’ equity.   The Company’s ability to continue as a going concern is dependent upon obtaining additional capital as well as additional revenue to be successful in its planned activity.  The Company is actively pursuing alternative financing and has had discussions with various third parties, although no firm commitments have been obtained.  In the interim, our principal shareholder, Greenwich Holdings LLC had committed to meeting our minimal operating expenses.  However, there is no formal agreement with our principal stockholder, Greenwich Holdings LLC in writing or otherwise to do so and accordingly, may not be enforced against Greenwich Holdings, LLC in the event that it decides not to continue to fund the Company.”

9.

We note your statement in Note 6 to your financial statements that management has certain plans regarding the private placement of shares and the development of an inventory and website. Please discuss these plans in this section as well as their anticipated impact on your results of operations, liquidity and capital resources.

Response:

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax

www.srff.com

Management’s Discussion and Analysis has been revised to include the disclosure of management’s plans regarding the private placement of shares and the development of an inventory and website as follows:

“Management plans to use the proceeds from a private placement of the Company’s shares (if any) in a financing to purchase additional pay phones and to arrange for the installation of the pay phones at locations expected to have potential for increased revenues. The Company’s ability to complete its plan is dependent upon the amount of funds raised and its success in placing the pay phones in high revenue locations.”

10.

We note your statement on pages 14 and 17 that your principal stockholders have agreed to “fund [your] operations for the next twelve month period and beyond.” Please identify the stockholders, provide the material terms of this arrangement and indicate whether it is in writing or, if it is not, how it is going to be enforced.

Response:

Greenwich Holdings LLC, our principal holder has indicated that it will, in principle, fund the Company’s operations for the next twelve months and beyond.  However, there is no such agreement between Greenwich Holdings LLC and the Company in writing or otherwise to do so and accordingly, may not be enforced against Greenwich Holdings, LLC in the event that it decides not to continue to fund the Company. Please see the revisions in the information statement.

11.

Please discuss your cash flow used by operating activities in your liquidity sections.

Response:

The Liquidity Section of Managements’ Discussion and Analysis has been expanded to disclose cash flow used in operating activities as follows:

“During the years ended December 31, 2007 and 2006 we used cash of $68,419, $321,394, respectively. The cash used was the result of losses of $55,456 and $190,235 during each year partially offset by depreciation expense of $13,054 and $121,271, respectively. During the year ended December 31, 2007 we received $27,691 of cash from the sale of equipment. During the years ended December 31, 2007 and 2006 we received $38,030 and $150,945 in cash from sales of stock. We repaid related party payables of $10,478 during 2007compared to receiving $9,636 and $170,041 of cash from related parties during 2007 and 2006, respectively.”

12.

We note your statement on page 13 that professional fees decreased in the nine-month period ending September 30, 2007 as compared with the previous nine-month period. We also note your statement on pages 14 and 16 that your legal and accounting expenses have increased in preparation of becoming a public company. Please reconcile these statements and provide a more detailed, and quantified, if possible, assessment of the anticipated costs you will incur as a public company.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax

www.srff.com

Response:

Noted. Please see the revisions that have been made to the new Management’s Discussion and Analysis.  In particular, the Company has removed the statement in the aforementioned pages 14 and 16.

Results of Operations for the Nine Months Ended September 30, 2007 Compared with the Nine Months Ended September 30, 2006, page 11

Operating Expenses, page 13

13.

We note that you have a new lease for the building you occupy. Please provide the disclosures required by paragraph 16 of SFAS 13 in your notes to the financial statements.

Response:

Please see revisions in new financials.

14.

We note your statement on page 14 that you expect your results of operations will provide you with the necessary funds to satisfy your liquidity needs for the next 12 months. Please provide more detail regarding management’s assessment in light of your historical net losses and the disclosure in Note 6 to your financial statements.

Response:

The statement that we expect the results of operations will provide us with the necessary funds to satisfy our liquidity needs for the next twelve months was inaccurate. The statement has been revised to coincide with Note 11 of the financial statements to disclose:

“We do not expect that the results of operations will provide us with the necessary funds to satisfy our liquidity needs for the next twelve months. We expect that we will be required to rely upon advances from our principal shareholder to cover the short falls in the cash flows from operations until we are able to establish sufficient revenue.”

Results of Operations for the years ended December 31, 2006 and 2005, page 14

15.

We refer to your statements that “service and repair sales decreased by $16,404” and “this decrease was related to less payphones being owned by the Company.” These statements are unclear to us. Please revise to explain why less payphones owned by you would result in a decrease in service and repair sales.

Response:

We have made similar statements in the Company’s new financials.   Because the number of payphones has decreased, the number of payphones breaking down and requiring repair is consequently less.  Please see the revisions.

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax

www.srff.com

Our Business, page 17

16.

We note your statement that you were incorporated on August 9, 2000. Eastern Environment Solutions Corp.’s Form 10-K for the period ended December 31, 2006 indicates that you were incorporated August 30, 2000. Please reconcile these statements.

Response:

The Company was incorporated August 9, 2000.  Eastern Environment Solutions Corp.’s Form 10-K is incorrect.

Service and Maintenance, page 21

17.

Please explain your contractual relationship, if any, with the field service technicians and your sales team. Please explain who installs your payphones as well as any contractual relationships with such parties.

Response:

We have an independent contractor who installs the payphones on an as needed basis. He bills us and we pay him.  Please see revisions.

Intellectual Property, page 24

18.

Please disclose the duration of the license for smart card payphone technology that you license from Quortech. See Item 101(b)(7) of Regulation S-B.

Response:

We do not have a separate license for smart card technology from Quortech. The “smart card “ technology license comes with the phones that we purchase.  Please see the revisions in the information statement.

Executive Compensation, page 27

19.

Disclose the material terms of your employment arrangements with Mr. Burton and Mr. Passalaqua. For example, what type of services does Mr. Passalaqua perform for the company and how is pay determined. See Item 402(c) of Regulation S-B.

Response:

We do not have employment contracts with Mr. Burton or Mr. Passalaqua. Mr. Burton is a salaried employee and Mr. Passalaqua is not. Mr. Passalaqua is compensated, if at all, on a mutually agreed amount for any services required of him by the Company, which have been mainly administrative-related. Please see revisions.

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www.srff.com

Security Ownership of Certain Beneficial Owners and Management, page 27

20.

We note your statement that “to the extent directors and executive officers own or will own USIP common stock before the distribution” (emphasis added) they will receive your common stock in the spin-off. Please revise to clarify that executive officers and directors will receive stock only if they owned US1P stock on the record date.

Response:

We have made the amendment as recommended.

21.

Please provide the information required by Item 201(a)(2) of Regulation S-B.

Response:

We have provided the information required by Item 201(a)(2) of Regulation S-B.  There are no outstanding options or warrants to purchase, or securities convertible into common stock of the Company.  The number of securities available for sale under Rule 144 of the Securities Act is 4,963,226 , comprising all the issued and outstanding shares of the Company. None of the shares is being offered or has been proposed to be publicly offered by the Company.  Please see the revisions.

Certain Relationships and Related Transactions, page 30

22.

Please provide the interest rate, the principal, and the interest paid during the respective years for the payables due to USIP and NB Telecom, Inc. See Item 404(a) of Regulation S-B.

Response:

Please see the revisions.

23.

We note that the outstanding balance on obligations owed to Joseph C. Passalaqua and USIP were $0 as of September 30, 2007. Clarify whether these obligations have been satisfied and whether there is any commitment for additional funding in the future.

Response:

The obligations have been satisfied.  There is no commitment for additional funding in the future.  Please see revisions. Please see revisions.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

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www.srff.com

24.

We note that this letter incorrectly references “Note 7” when it should be referencing Note 6”. Please revise.

Response:

Noted. The independent auditor’s report has been corrected to reference Note 11.

Balance Sheets, page F-2

25.

  Please disclose the terms of your long-term liabilities in your notes to the financial statements.

Response:

Note 7 has been added to the financial statements to disclose the terms of the long-term debt as follows:

Long-Term Debt

	2007	2006
Note Payable to bank in monthly installments of $261, including interest at 4.5%, through August 2009.	$5,492	$0
Note payable to Callaway Properties with no repayment terms.	239,503	186,503
Note Payable to bank in monthly installments of $535 bearing interest at 6.5% through December 2007.	0	7,274
Note payable to Key Bank bears interest at 9.25% and is due on demand.	4,845	4,845
Note payable to GMAC in monthly installments of $597, including interest at 6.5%, through June 2007	0	3,580
Note payable to Key Bank bearing interest at 10% and due on demand.	0	38,002

	249,840	240,204
Less: Current portion	(247,594)	(240,204)

Long-Term Portion	$2,246	$0

Future maturities of long-term debt are as follows:

2008

$           247,594

2009

                 2,246

Total

$           249,840

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Statements of Cash Flows, page F-5

26.

Please tell us how you derived your proceeds from the sale of equipment. Also, tell us where you present your sales of payphone units in your statements of operations. If you do not present sales of payphone units in revenues, please revise notes 1 a. and 1 f. to clarify that fact. If you do present sales of payphone units in revenues, please tell us why you believe this presentation is appropriate.

Response:

The Company derived the proceeds from the sale of equipment by selling its used pay phones. It occasionally sell used pay phones when they are no longer in service. Accordingly, because the phones were capital assets of the Company and not inventory the sales were recorded under other income. Note 4 has been revised to clarify this accounting treatment. No revision of Note 1 is necessary.

f

Revenue Recognition, page F-7

27.

We note your statement that “revenue from dial around calls is recorded based upon estimates until the coin collection revenues are generated when callers deposit coins into the phones to make calls.” Please tell us what you mean by this statement. Further, please:

•

Tell us why revenue from dial around calls is recorded based upon estimates.

•

Tell us how you determine those estimates.

•

Tell us the timetable involved between your estimate and coin collection.

•

Tell us the accuracy of your estimates.

Response:

The revenue from dial around calls is estimated by the Company’s computers to advise the payphone user of the amount of coins to be deposited in order to complete the phone call. The time between the estimate and the depositing of the coins is mere seconds. The estimate is 100% accurate because the payphone user must deposit the exact amount to complete the phone call. We have deleted this confusing wording from the revenue recognition policy in note 1.

28.

We note your statement that revenues on commissions, phone card sales, and telephone equipment repairs and sales are realized when the services are provided. Please clarify whether revenues include sales of actual telephones and equipment. Please note that if revenues include sales of telephones and equipment then product revenue should be recognized in accordance with SAB 104. Please revise or advise.

Response:

Note 4 has been revised to clarify that sales of telephones and related equipment are excluded from revenues.

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www.srff.com

Note 2 - New Accounting Pronouncements, page F-9

29.

It appears from your disclosures that you have not adopted FIN 48. Since FIN 48 is effective for fiscal years beginning after December 15, 2006, you should have adopted it during the period ended September 30, 2007. Please revise.

Response:

Note 14 Recent Accounting Pronouncements has been updated to the accounting pronouncements issued during 2007.

Note 5 - Related Party Transactions, page F-11

30.

Please revise to clarify what you mean by the statement “Datone recorded extra expenses per the allocation of5142,296 for the year ended December 31, 2005.” Also, disclose whether there was a similar allocation for the period in 2006 up to the spin off.

Response:

Note 5 has been revised to disclose that there were extra expenses of $51,117 during 2006.

Note 7 — Property, page F-12

31.

Please revise to present similar information for your major classes of assets for the years ended December 31, 2006 and 2005.

Response:

Note 4 has been expanded to disclose the major classes of assets for the years ended December 31, 2007 and 2006.

Exhibits

32.

Please include as exhibits to your registration statement the lease for your facility and the relevant contracts for each of your related party transactions. See Item 601 of Regulation S-B. If you believe the filing of these agreements is not required, please provide a supporting analysis in your response letter.

Response:

We have included the lease of the Company’s facility as an exhibit to Amendment No. 1 to Form 10.  However, there are no written contracts for each of the Company’s related party transactions.

On behalf of the Company, we acknowledge that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

61 Broadway    New York, New York  10006  212-930-9700  212-930-9725 Fax

www.srff.com

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Benjamin A. Tan

___________________________

Benjamin A. Tan, Esq.

cc:  Mr.Craig Burton

Chief Executive Officer

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